INVEST IN **ANYFANS**

AnyFans is a multi-platform social media experience on mobile App and YouTube



AnyFans
Hangout Stories
Good Vibes Hang
Follow
Message
Top Posts
Kelley Johnson:
Miss California 2018
& AnyFans Daily Host
Josh Luke
Founder & CEO
Ryan Jacobson
Chief Technology Officer
Anastasia Souris
VP of Influencer Marketing
Lifestyle Host

anyfans.com   Los Angeles CA

Technology | Entertainment | Crowdfunding | App | Streaming



LEAD INVESTOR

Brian Johnson CEO, Suryl Inc and Co-Founder Appceler8

We supported AnyFans because of the enormous opportunity they are pursuing and the previous success of other ventures Josh Luke has completed. COVID 19 has fundamentally changed the way people interact and obtain information. AnyFans is perfectly positioned to take advantage of this monumental shift. The interactivity of the platform is brilliant, the growth potential of a social network of like minded individuals. The increase in screen time among the Gen Z community has left them with one way communication, Facebook, Instagram and Twitter blast a comment, but nobody is driving the complete immersion of engagement, Any Fans fixes this with Hosts and the ability for users to select which rooms they hangout in. The goal of driving to 1,000,000 users by the end of 2022 is a completely attainable target.

Invested $50,000 this round

Learn about Lead Investors

Highlights

1. 💲Our Founder's 1st tech start-up generated $1 million in revenue in year one
2. 😎AnyFans YouTube Influencer-hosts will grow AF App users to 1 million in 2022 and 10 million in '23 (not guaranteed)
3. 💲All the major tech companies are in a race to get to web 3.0 - interactivity is the future of tech
4. 👌Raised $500,000 to date-crowdfunding will fill the gap prior to planned seed round in summer 2022
5. 👀 70% of top 500 brands are buying ads on the top social platforms, more than $65 🅱Billion in 2021
6. 😊GenZ wants an App that builds a sense of community to network with those with similar interests
7. 💯Hosts promote authenticity and positivity to combat constant mental health challenges GenZ faces

Our Team



Josh Luke Founder & CEO

Our Team



Josh Luke Founder & CEO

Luke was a healthcare CEO for 10 years before launching 2 health-tech start-ups. While teaching at the University of Southern California students shared their hunger for a more interactive platform with a sense of community & positivity. AnyFans was born

Our founder was teaching classes at the University of Southern California and kept hearing the same desire from students: they were hungry for a social media experience that builds confidence and provides a greater sense of community and positivity to address the daily rigors of the mental health crisis. Its social networking that's cool AF!



Anastasia Souris Vice President, Influencer Marketing ❤

Having worked for Victoria Secret & Mercedes Benz Fashion Festival, Anastasia launched a lifestyle blog in 2016. Sharing her love for styling, fashion & more, it evolved into a digital marketing agency that shapes brands' image, presence & community.



Ryan Jacobson Chief Creative Officer & Chief Technology Officer

After starting up and running multiple successful creative businesses, Ryan joined the executive team at AnyFans as Chief Creative Officer and Chief Technology Officer.



Kelley Johnson Host, AnyFans Daily

Miss California 2018 & Miss Colorado 2015, Kelley is a Registered Nurse & influencer with more than 230,000 followers. Kelley will introduce daily content and will serve as a mentor & coach to up-and-coming creators on the AF platform.



Sadiki Johnson Manager, User Experience

Sadiki played intercollegiate soccer en route to graduating from Hope International University in May 2022. He was instrumental in designing the color and concept for the AnyFans mobile App & constantly studies social trends sought after by GenZ.



William Cannon Manager, App & Marketing

Full time student. Led a sales team to produce unexpected results in a fresh market. Bilingual, English and Spanish. Served as an international volunteer in Uruguay for two years. Focused on creating a better social future.



Dominic Campeau Manager, Video Content & Production

Dominic was an intercollegiate baseball player at Long Beach State and Hope International University before graduating with a BA. He is passionate about content creation, video production and also serves as Hangout Host for the "FightClub Hangout".



Jadon "Jaymo" Morones Senior Video Editor & Hangout Host

Jadon is a Senior Video Editor and a world-renowned finger-boarder. He loves to skate and also serves as host of "the Hotbox Hangout." Check out the Hotbox videos on YouTube. One of his first HotBox by AnyFans videos went viral on TikTok!

Pitch


AF
AnyFans
a multi-platform social media experience

AnyFans is a multi-platform social media experience with a mobile App launching April 15, 2022 and multiple YouTube Channels already attracting robust followings. In 2023 AnyFans will transition our long-form programming off of YouTube and onto the AnyFans streaming App. AnyFans will become the generation-defining social media experience for the younger half of GenZ and Gen Alpha.


AnyFans
Advisors:
Start-up/Fundraising: Mike Townsend
Digital Marketing: TBD
Product: TBD


Josh Luke
Founder & CEO
Kelley Johnson
Miss California 2018
& AnyFans Daily Host
Anastasia Souris
VP of Influencer Marketing
Lifestyle Host
Dominic Campeau
Video Business Manager
& AF FightClub Host
Video Editing Team
Ryan Jacobson
Chief Technology Officer
Will Cannon
App Business Manager
Hangout Hosts

Our CEO's first health tech start-up generated more than $1 million in revenue in its first year, and he is among three executives who are social media influencers themselves so have a robust understanding of the needs and demands of being a content creator and influencer. The YouTube creators who serve as hosts on our App are paid employees of AnyFans.


Market Size
More than
70%
of the top
500 brands
are buying ads
through the top
Social
platforms
$65 billion
in Ad revenue
combined for
the top three
in 2021
• For every $1 million an advertiser spends, they see $7.2 million in sales within 90 days.
• For Instagram the number is $6.6 million.
Source: Fortune

There is a race to web 3.0, and experts agree that interactivity is the future and will contribute more than $1.5 trillion to the worldwide GDP by the end of the decade. Aside from the top 3 platforms, multiple other niched platforms with narrow target audiences have been stagnant and are not attractive to explode as the next mainstream app popular with the high school and college crowd. Timing is ripe for a new option, and interactivity is the name of the game.


AnyFans is a Social Media App Hosted by YouTube Creators
A mobile App with a cutting edge design.
Content is grouped into themed hangouts.
Hangouts have hosts who post daily &
propose topics.
These hosts are YouTube creators whose
following carries the conversation over
onto the app.
The hosts post weekly long-form content to our AnyFans branded YouTube Channels as well

What makes AnyFans unique? Its simple. Our feed is grouped into themed hangout rooms. These hangouts have influencer-hosts. These hosts are YouTube creators as well so offer long-form programming multiple times a week, in addition to posting on the app daily and proposing new topics each week for that Hangouts' members.


Featured Hangouts:
Campus Corner
College Athletes
Country AF
Demo Tape
Faith & Inspiration
Fantasy Sports & Betting
FitAf
FightClub
Four channels already live in March 2022
Four more live in April 2022



AnyFans Hangout rooms are diverse, and new rooms are added monthly. Unlike other social platforms, users can NOT create their own room, as AnyFans creates the rooms and hires hosts to ensure there is plenty of relevant content in the room daily. All of our hosts are focused on building a community of like-minded followers, encouraging and inspiring users to engage, and ensuring a safe, positive experience for members to combat the daily rigors of the mental health crisis. Authenticity, Community and Interactivity are three of our pillars!



The business model is proven and simple. Rapid growth. Key Performance Indicators to assess that rapid growth are: 1) Acquire users (downloads), 2) DAU - Daily Active Users, 3) TIA - Time in App. Rapid growth takes precedence over profitability in years 1-3.



Forward-looking projections cannot be guaranteed.

The other popular platforms have proven in recent years that scaling to 1 million users in 2022, 10 million in 2023 and 100 million by 2024 are very realistic growth goals.



May - August 2022: $75,000/mo (Tech, Legal, and Marketing)
September - December 2022: $90,000/mo (Tech, Legal, and Marketing)

Our Founder kicked in more than $350k of his own money to help bring this vision to life, and the WeFunder Campaign will provide working capital until a seed round is held in summer 2022. Your investment in AnyFans will contribute to developing and marketing the App in 2022, and in 2023 to marketing the App and developing AnyFans Streaming.



"The pandemic accelerated the mental health crisis and this generation needs an app thats uplifting, builds confidence and enhances social growth and relationships."
- Josh Luke, Founder & CEO
AnyFans
AnyFans was designed to do all those things

Our Founder was teaching at the University of Southern California and then at HIU and kept hearing the same thing from his students that he was hearing from his own high school aged kids - they are all hungry for a social app that helps build a sense of community with like-minded individuals, that can also serve as a respite to the constant mental health challenges faced on a daily basis. These students designed the app, picked the colors, selected the Hangout topics, and many of them are now employees or hosts for AnyFans.



AnyFans
Authenticity. Community. Interactive.
AnyFans' vision is to become the generation-defining multi-media experience for the younger GenZ's and for Generation A
Social networking that's Cool AF!

We hope you will consider investing in the future of social media. Your investment in AnyFans will contribute to App development and marketing in 2022, and development of the AnyFans Streaming App in 2023. AnyFans is interactive, it's authentic, it's uplifting, and it's Cool AF! Invest today and download the app after April 15, 2022.